Exhibit 99-1

News Release #03/2012
2012-01-12

Baja Mining Amends Stock Option Plan and Extends Board Invitations to Mount Kellett and its Nominee

Vancouver, January 12, 2012 – Baja Mining Corp. (“Baja” or the “Company”) (TSX:BAJ - OTCQX:BAJFF) today announced that it will amend its Stock Option Plan as requested in the December 16, 2011 special meeting requisition it received from Mount Kellett Master Fund II A LP (“Mount Kellett”). Baja further announced that it has delivered an invitation to Mr. Lorie Waisberg to join the Board of Directors of Baja and that it has invited Mount Kellett to name an additional nominee independent of Mount Kellett to serve on the Board of Directors and represent the interests of all shareholders.

“With these steps we have made a significant offer to Mount Kellett intended to avert the cost and distraction of a proxy contest,” said John Greenslade, President and CEO of Baja. “We look forward to Mount Kellett’s response and hope that Baja can soon return its focus to the development of its Boleo mining project in Mexico.”

Option Plan

Subject to shareholder approval, Baja will amend its Stock Option Plan to make it compliant with International Shareholder Services guidelines as requested by Mount Kellett in its December 16, 2011 meeting requisition.

Per the new stipulations of the Amended Stock Option Plan, non-executive directors as a group may not be granted options exercisable for more than 1% of Baja’s issued and outstanding shares. Baja currently has options outstanding to non-executive directors permitting them to acquire approximately 1.5% of Baja’s outstanding common shares. Baja will not issue any further options to non-executive directors until the number of options held by them as a group has dropped below the 1% threshold either through exercise or expiry, and will thereafter not grant options in excess of this threshold.

Amendments to Baja’s stock option plan require shareholder approval. Baja will submit the amended stock option plan to its shareholders for their approval at its next general meeting of shareholders. Further, pending such vote, Baja will administer its stock option plan in accordance with such amendments.

Lorie Waisberg

Mr. Waisberg is one of the candidates for election to the Board of Baja put forward by Mount Kellett. The Board and its Nominating Committee have considered Mr. Waisberg’s suitability as a director and have invited him to join the Board.

This invitation is conditional upon Mr. Waisberg agreeing to an advance meeting with one or

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more members of the Baja Board (a standard requirement to which all Baja board members are subject prior to their appointment), and to his confirmation that he is independent of Mount Kellett and expects to receive no collateral benefit from Mount Kellett as a result of his appointment to the Board.

It is Baja’s expectation and assumption that neither of these matters will create any impediment to Mr. Waisberg’s appointment.

Baja has asked Mr. Waisberg to provide his response to that invitation by January 18, 2012.

A copy of Baja’s letter to Mr. Waisberg is attached as Schedule A to this press release.

Additional Mount Kellett Nominee

In recognition of Mount Kellett’s request that it be permitted to propose two nominees to the Board, the Board has today invited Mount Kellett to put forward an additional candidate for nomination to the Board of Baja. The Board believes that to avoid conflicts of interest, directors should not be current employees, senior officers or directors of institutional and corporate shareholders or their affiliates.

Baja is hopeful that Mount Kellett will accept this invitation and agree to put forward an additional nominee who is independent of Mount Kellett to serve on the Board of Directors and represent the interests of all shareholders.

A copy of Baja’s letter to Mount Kellett is attached as Schedule B to this press release.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 million tonnes (Mt) of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

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On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact Kendra Low, Vice President Administration, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

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Schedule A

BY EMAIL	January 12, 2012

Dear Mr. Waisberg:

Re:	Baja Mining Corp.

I am writing on behalf of Baja Mining Corp. (“Baja”) to advise you that the Nominating Committee of the Board of Baja has recommended that the Board offer to appoint you as a director to serve until the next Annual General Meeting of the shareholders of Baja.

As you are aware, Mount Kellett Master Fund II A LP (“Mount Kellett”) delivered to Baja a requisition dated December 16, 2011 asking that Baja call a special general meeting of its shareholders for the consideration of certain business including, among other things, your election as a director of Baja. That Special General Meeting has now been called and will be held on April 3, 2012 (the “Requisitioned Meeting”)

Having received this requisition, the Board initiated a review of your qualifications and suitability to serve as a director of Baja, and sought the advice and guidance of the Nominating Committee in this regard.

The Board has a longstanding practice of having any candidate considered for appointment or election to the Board first meet with one or more representatives of the existing Board. Further, Baja believes that to avoid conflicts of interest directors should not be current employees, directors, agents or affiliates of institutional and corporate shareholders.

It is the expectation and assumption of the Board that neither of these matters will create any impediment to your appointment.

With that background, we are pleased to offer to appoint you to the Board effective the earlier of April 4, 2012 or upon resolution of the current dispute with Mount Kellett, subject to:

a)	a meeting between you and one or more representatives of the Board, to the satisfaction all parties; and

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b)

your confirmation, in writing, that you do not anticipate, expect or hope to receive any compensation, benefit or advantage, other than such compensation as may be provided to you by Baja in the usual course in connection with your fulfillment of your role as a director and in particular that neither you nor any other person expects to receive any such compensation, benefit or advantage from Mount Kellett or any party related to or acting on behalf of Mount Kellett as a result of your agreeing to or in fact being appointed to the Board.

If this invitation is of interest, we would like to arrange for a meeting between you and one or more current members of the Board as soon as possible. Members of the Board can be available in Toronto the week of January 15, 2012.

As you will appreciate, your decision to accept or decline this invitation will have an impact on the nature of the business to be put to the shareholders at the Requisitioned Meeting and as such, we would ask that you provide your response by no later than January 18, 2012.

We look forward to hearing from you and to welcoming you to the Board.

Yours truly,

/s/ Giles Baynham

Giles Baynham
Chairman
Baja Mining Corp.

cc: Jonathan Fiorello, Chief Operating Officer of Mount Kellett Capital Management LP

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Schedule B

BY EMAIL	January 12, 2012

Mount Kellett Master Fund II A LP
c/o Mount Kellett Capital Management LP

Attention: Jonathan Fiorello, Chief Operating Officer

Dear Mr. Fiorello:

Re:	Baja Mining Corp.

As we have previously indicated, Baja Mining Corp. (“Baja”) respects and values the views of its shareholders and acknowledges that it is appropriate for a significant shareholder such as Mount Kellett Master Fund II A LP (“Mount Kellett”) to request to nominate directors to the Baja board of directors (the “Board”).

As has also been communicated previously, Baja believes that nominee directors should not be directly affiliated with or employed by the shareholders who nominate them. This is Baja’s long standing practice, and Baja firmly believes it must be maintained in the interests of good corporate governance and minority shareholder protection.

Baja has already announced its adoption of certain corporate governance policies.

We can advise at this time that Baja will also adopt Mount Kellett’s request to make the Stock Option Plan Institutional Shareholder Services compliant. Details of Baja’s intended action to address this request will be made public shortly.

We have also given consideration to the suitability of the two candidates for appointment to the Board suggested by you, Mr. Lorie Waisberg and Mr. Stephen Lehner. The Board has considered both of these candidates and Baja has today issued an invitation to Mr. Waisberg to join the Board. A copy of our letter to Mr. Waisberg in this regard is enclosed with this letter.

With respect to Mr. Lehner, the conclusion of the Board is that Mr. Lehner does not meet Baja’s criteria for appointment to Baja’s Board. Baja has noted and considered Mr. Lehner’s qualifications and experience but has concluded that he does not meet Baja’s criteria because he lacks independence from Mount Kellett, he lacks public company board experience and his skills and experience do not meet any current or anticipated need of Baja or its Board.

The Board believes that to avoid conflicts of interest, directors should not be current employees, senior officers or directors of institutional and corporate shareholders, or their affiliates.

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Baja is willing to consider any other candidate Mount Kellett may wish to put forward who meets this Baja Board qualification of being independent from Mount Kellett and who possesses skills and experience that would benefit Baja, its Board and its shareholders.

We invite you to reconsider your insistence on Mr. Lehner and to propose a nominee that meets the Board’s qualifications so that the Board may promptly give consideration to such candidate and if possible avoid any further expense and distraction caused by the pending special meeting which you have requisitioned.

Yours truly,

/s/ Giles Baynham

Giles Baynham
Chairman
Baja Mining Corp.

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